October 31, 2006

VIA EDGAR

Mail Stop 4-6

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Redback Networks, Inc.

Form 10-K for the Fiscal Year ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

File No. 000-30961

Dear Mr. Krikorian:

Reference is made to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 8, 2006 relating to Redback Networks Inc.’s Form 10-K for the fiscal year ended December 31, 2005, Form 10-Q for the Quarterly Period ended March 31, 2006 and Form 10-Q for the Quarterly Period ended June 30, 2006 and the previous extension until November 3, 2006 for Redback Networks’ response. On behalf of Redback Networks, we respectfully request that the Staff grant an additional extension for Redback Networks to respond to such comments on or before November 17, 2006 (an additional two weeks) in light of Redback Networks’ efforts in closing the third quarter and its ongoing efforts to prepare the Form 10-Q for the fiscal quarter ended September 30, 2006.

Please direct any questions to me at 408-750-5330 or our Associate General Counsel, Kyle McElroy at 408-750-8473. Thank you for your assistance.

Sincerely,

/s/ Beth Frensilli
Beth Frensilli
Vice President & General Counsel
Redback Networks Inc.

cc:	Tom Cronan, Redback Networks Inc.

Kyle McElroy, Redback Networks Inc.

Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.